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cdalimonte@shearman.com	August 25, 2010
(212) 848-7257

Via EDGAR Transmission

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Health Grades, Inc.
Schedule 14D-9
Filed August 10, 2010
File No. 005-58765

Dear Ms. Kim:

On behalf of Health Grades, Inc. (“Health Grades”), set forth below are Health Grades’ responses to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 20, 2010, concerning Health Grades’ Schedule 14D-9 filed August 10, 2010 (as it may be amended, the “Schedule 14D-9”).  For your convenience, the responses follow the sequentially numbered Comments copied in boldface from your letter of August 20, 2010.

Item 3.  Past Contacts, Transactions, Negotiations and Agreements, page 2

1.              We note that the Purchaser in the Schedule TO states that the Offer will be funded in part from cash provided by the issuer.  Please revise to describe any arrangement to use Health Grades’ cash to fund the Offer, or advise us.  Refer to Item 1005(d) of Regulation M-A.

ABU DHABI  |  BEIJING  |  BRUSSELS  |  DÜSSELDORF  |  FRANKFURT  |  HONG KONG  |  LONDON  |  MENLO PARK  |  MILAN  |  MUNICH
NEW YORK  |  PARIS  |  ROME  |  SAN FRANCISCO  |  SÃO PAULO  |  SHANGHAI  |  SINGAPORE  |  TOKYO  |  TORONTO  |  WASHINGTON, DC

SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.

We respectfully note the Staff’s comment, and advise the Staff that there are no agreements, arrangements or understandings to use Health Grades’ cash to fund the Offer between Health Grades and its affiliates, on the one hand, and the Purchaser and its executive officers, directors or affiliates, on the other hand.

Item 4.  The Solicitation or Recommendation, page 11

Reasons for the Recommendation, page 18

2.              We note your disclosure in the first paragraph that the board considered a “number of factors” in reaching their recommendation.  Item 4 of Schedule 14D-9 and the corresponding Item 1012(b) of Regulation M-A, however, require that actual reasons be cited to explain why a favorable recommendation is being made.  Please revise this section to clarify which of the enumerated factors are in fact reasons in support of the Board’s decision to recommend that the security holders accept the offer made by Mountain Merger Sub Corp.

We note the Staff’s comment and have revised the disclosure in the section entitled “Reasons for the Recommendation of the Board” accordingly.

3.              Please revise to clarify the first two bullet points, since it is unclear how the issuer’s “current financial outlook”  and “other strategic opportunities” may have been reasons to recommend the Offer.

We note the Staff’s comment and have revised the disclosure in the first two bullet points in the section entitled “Reasons for the Recommendation of the Board” accordingly.

Projected Financial Information, page 34

4.              We note the projected financial information on page 36 has not been prepared in accordance with GAAP.  As a result, please advise us as to the consideration you have given as to whether the forecast information would require additional disclosure pursuant to Rule 100(a) of Regulation G.  We may have additional comments after we review your response.

We note the Staff’s comment and have revised the disclosure in the section entitled “Projected Financial Information” to highlight for stockholders that the financial measures of EBIT and EBITDA are not measures recognized by U.S. generally accepted accounting principles (“GAAP”), and that they are not intended to be substitutes for GAAP financial measures.

In addition, we note that these non-GAAP projections were included in the Schedule 14D-9 solely because this information (but not GAAP reconciliations) was provided to Vestar and to Citigroup Global Markets Inc., and not to influence the decision of any stockholder of Health Grades with regard to the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger.  Further, we note that these non-GAAP projections were prepared without the use of the GAAP components and thus, having to provide a reconciliation to GAAP measures would actually require Health Grades to recreate these projections using GAAP components.

*  *  *  *  *

Health Grades acknowledged that Health Grades is responsible for the adequacy and accuracy of the disclosure in the Schedule 14D-9, and that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Schedule 14D-9.  Health Grades acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the foregoing, please do not hesitate to call me at (212) 848-7257 or Peter D. Lyons at (212) 848-7666.

Very truly yours,

/s/ Christa A. D’Alimonte

Christa A. D’Alimonte

cc:	Allen Dodge, Executive Vice President and Chief Financial Officer, Health Grades, Inc.
Douglas R. Wright, Faegre & Benson LLP
Peter D. Lyons, Shearman & Sterling LLP